Exhibit 99.3

Royal & Sun Alliance Insurance Group plc

Prospectus relating to the proposed Rights Issue by Royal & Sun Alliance Insurance Group plc of up to 1,440,000,000 new ordinary shares at 70p each per new ordinary share
Notice of Extraordinary General Meeting
Proxy Form

A copy of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

12 September 2003